UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ENERGEN CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

29265N108

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,790,768
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,790,768
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,790,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): PN, IA

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,790,768
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,790,768
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,790,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): IN, HC

This Amendment No. 5 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Corvex Funds to purchase the 9,790,768 Shares reported herein. The total purchase price for the Shares reported herein was approximately $507,383,200.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4. Purpose of Transaction

The Reporting Persons have sold certain call options previously reported in the Schedule 13D, as amended, and discussed in Item 5 below and have acquired additional Shares as disclosed in Exhibit 8 attached hereto, resulting in aggregate ownership of 9,790,768 Shares, representing approximately 10.1% of the outstanding Shares. As the holders of 10% or more of the outstanding Shares, the Reporting Persons believe that Alabama law permits the Corvex Funds to deliver a shareholder notice to the Issuer in order to cause the Issuer to call a special meeting of shareholders at which shareholders will be able to vote on matters proposed by the Reporting Persons in its request to call such special meeting, including proposals to increase the size of the Board to up to 15 directors, and to fill the vacancies created by such expansion with nominees proposed by the Reporting Persons.

The Reporting Persons intend to seek to engage in discussions with the Issuer and its Board about adding new directors to the Board to provide additional perspectives on the best path to enhance and maximize shareholder value. In the event that the Reporting Persons and the Issuer cannot reach agreement on adding additional directors, the Reporting Persons anticipate that they would seek to have the Issuer call a special meeting of shareholders at which shareholders will be asked to approve the expansion of the Board to up to 15 directors (as would be specified in the resolution proposed by the Reporting Persons), and then to fill the newly created vacancies with nominees proposed by the Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Schedule 13D, as amended, as well as seeking direct discussions with, and changes or additions to, the Board. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 9,790,768 Shares, which collectively represent approximately 10.1% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 9,790,768 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 97,197,175 Shares outstanding as of July 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2017.

On August 7, 2017, Corvex sold the previously disclosed listed American-style call options with an expiration date of October 20, 2017, referencing an aggregate of 415,200 Shares at an exercise price of $50 per Share.

In addition, Corvex also has sold listed American-style call options referencing an aggregate of 415,200 Shares with an exercise price of $60 per Share, which expire on October 20, 2017, and has sold listed American-style put options referencing an aggregate of 415,200 Shares with an exercise price of $40 per Share, which expire on January 19, 2018.

(c) Except as set forth in Exhibit 8 attached hereto or previously disclosed in the Schedule 13D, as amended, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 8 – Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2017	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: August 11, 2017	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister